

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
Michael M. Larsen
President and Chief Executive Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive, Suite 3000
Wayne, PA 19087

> **Re: Gardner Denver, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 001-13215**

Dear Mr. Larsen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 31

1.   For each party that provided an indication of interest, please disclose why the Board decided not to send a follow-up letter or an invitation to the "second round." Also:
   - With a view toward disclosure, please tell us about any contact you had with the parties after the Board decided not to send a follow-up letter or invitation to the "second round" - other than the contact that you disclose in this section.
   - Clarify how you identified the 18 potential bidders you instructed your advisor to contact on October 5, 2012. Also, tell us whether any other parties contacted you.
   - Tell us why you believe you need not disclose the identity of Party A so that shareholders can evaluate your statements regarding the Board's concerns about Party A's proposal.

Legal Proceedings Regarding the Merger, page 79

2.   Please provide us with copies of all complaints filed in lawsuits related to the proposed merger.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (via e-mail): Brent A. Walters
                        Gardner Denver, Inc.